Insider transaction detail - View details for insider	2010-09-23 15:23 ET

Transactions sorted by : Insider
Insider family name : Ferguson ( Starts with )
Given name : David ( Starts with )
Transaction date range : September 20, 2010 - September 23, 2010
Equity securities : American Depository Receipts, Common Shares, Convertible Preferred Shares, Exchangeable Shares, General Partnership Units, Instalment Receipts, Limited Partnership Units, Multiple
Voting Shares, Non-Voting Shares, Participation Units, Preferred Shares, Special Shares, Subordinate Voting Shares, Trust Units, Units, Other

Insider name:	Ferguson, David Charles

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Ceased to be Insider: Not applicable

Security designation: Common Shares

1706341	2010-09-20	2010-09-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	8.7200	306,500